Exhibit (a)(11)

NEWS RELEASE
AMERADA HESS CORPORATION  1185 AVENUE OF THE AMERICAS, N.Y., N.Y., 10036


                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

         New York, New York .........December 21,  2000.............Amerada Hess
Corporation notes the announcement by ENI of its intention to make a cash offer for all the issued ordinary shares of LASMO PLC at a price of 200 pence per ordinary share. While Amerada Hess reserves all rights to revise the terms of its offer in the event of changed circumstances, Amerada Hess does not intend to revise the terms of its cash and stock offer for LASMO PLC.



          Contact: Amerada Hess Corporation............C.T. Tursi (212) 536-8593